ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF
SILVER STANDARD RESOURCES INC. (THE “COMPANY”)
Held on May 4, 2017
REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)
Shares represented at the meeting:         79,592,650
Total outstanding Shares as at Record Date:        119,435,842

MATTERS VOTED UPON	VOTING RESULTS
1. Set the Number of Directors	Votes in Favour	Votes Against
To set the number of directors at seven.	78,574,905 (98.72%)	1,017,743 (1.28%)
The number of directors was set at seven.
2. Election of Directors	Votes in Favour	Votes Withheld
The election of the following nominees as directors of the Company for the ensuing year or until their successors are appointed:
A.E. Michael Anglin	56,603,391 (99.26%)	419,561 (0.74%)
Paul Benson	56,650,193 (99.35%)	372,759 (0.65%)
Brian R. Booth	56,588,285 (99.24%)	434,667 (0.76%)
Gustavo A. Herrero	56,612,726 (99.28%)	410,226 (0.72%)
Beverlee F. Park	56,355,295 (98.83%)	667,657 (1.17%)
Richard D. Paterson	56,382,765 (98.88%)	640,187 (1.12%)
Steven P. Reid	56,609,807 (99.28%)	413,145 (0.72%)
Each of the seven nominees proposed by management was elected as a director of the Company.
3. Appointment of Auditors	Votes in Favour	Votes Withheld
The appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and the authorization of the directors to set the auditor’s remuneration.
	78,797,651 (99.00%)	794,999 (1.00%)
PricewaterhouseCoopers LLP, Chartered Professional Accountants, was re-appointed as the auditors of the Company and the directors were authorized to set their remuneration.
4. Advisory Vote on Executive Compensation	Votes in Favour	Votes Against
A non-binding, advisory resolution accepting the Company’s approach to executive compensation, as more particularly described and set forth in the accompanying management information circular of the Company dated March 22, 2017 (the “Circular”).
	55,778,107 (97.82%)	1,244,844 (2.18%)
The non-binding, advisory resolution accepting the Company’s approach to executive compensation was approved.

5. Approval of 2017 Share Compensation Plan	Votes in Favour	Votes Against
An ordinary resolution, the full text of which is set forth in Schedule “A” to the Circular, approving the Company’s 2017 share compensation plan (the “Share Compensation Plan Resolution”).	54,920,827 (96.31%)	2,102,124 (3.69%)
The Share Compensation Plan Resolution was approved.
6. Name Change Resolution	Votes in Favour	Votes Against
A special resolution, the full text of which is set forth in Schedule “B” to the Circular, changing the name of the Company from Silver Standard Resources Inc. to “SSR Mining Inc.” or such other name that the Board of Directors deems appropriate (the “Name Change Resolution”).
	77,015,636 (96.76%)	2,577,012 (3.24%)
The Name Change Resolution was approved.

May 5, 2017
Vancouver, British Columbia